January 13, 2014

Via Email

Mr. Craig Wilson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-09410

Dear Mr. Wilson,

In response to your letter of December 19, 2013 (the “SEC Comment Letter”) to Mr. James R. Boldt, Chairman and Chief Executive Officer (CEO) of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to each of your comments. We have restated each Staff comment in this letter and then included our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 13. Enterprise-Wide Disclosures, page 51

1.	We note your response to prior comment 3 that the three business units meeting the definition of operating segments, are aggregated within your one reportable segment, and have similar economic characteristics. Please refer to ASC 280-10-50-11 and tell us the following:

•	identify the North American operating segments;

•	provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services for your North American and European operating segments are similar;

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 2

•	how you have concluded that your European operating segment unit is expected to have essentially the same future prospects as your North American segments in view of the continuing economic challenges in Europe as disclosed on page 11 of Form 10-K. See ASC 280-10-55-7A-7C;

•	how you considered your European segment concentration of customers among financial services and European Union ministries as well as the differing European regulatory regimen, to be so similar to your other segment customers in North America as to allow aggregation;

•	quantify the financial performance, revenues, and profitability as internally measured/reviewed, of each identified operating segment for the last five years;

•	quantify and describe the relationship and trends between drivers of economic performance, including sales growth and margins, for your operating segments, and

•	describe how you consider the historical financial performance for each of your operating segments when determining that the economic characteristics of those segments are similar.

Introduction

We respectively note the Staff’s comments specifically regarding the Company’s statement in our December 6, 2013 response that the three business units meet the definition of an operating segment that is aggregated within our one reportable segment. We would like to clarify that we believe these three business units do not meet the definition of individual operating segments under ASC 280-10-50-1. Rather, we believe the three business units collectively meet the definition of one operating segment, which is the Company’s only operating segment. As per ASC 280-10-10-1, “the objective of requiring disclosures about segments of a public entity and related information is to provide information about different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance

b.	Better assess its prospects for future cash flows

c.	Make more informed judgments about the public entity as a whole.”

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 3

The Company is solely engaged in one operating segment, which is in the business of providing information technology (IT) services to its customers, customized based upon their needs. The services provided include managed and flexible staffing (IT staffing) and the planning, design, implementation, and maintenance of comprehensive IT systems (IT solutions). The Company does not make or sell computer hardware or what is commonly referred to as “off-the-shelf” computer software programs. IT services encompasses a very wide range of computer related services which includes but is not limited to helpdesk services, writing computer programs under the direction of a customer, developing computer programs and systems, analysis, project management and testing.

The distinction between IT staffing and IT solutions is subjective, and based primarily on the Company’s assessment of the skill level required and the corresponding hourly billable rate that can be charged to a customer. That is, IT staffing generally involves IT services that consist of lower level skills such as answering questions for a customer’s helpdesk or writing computer code under the direction of a customer representative. The Company’s IT solutions business is largely consulting services which generally involve higher level computer based skill sets and may include for example, analyzing, recommending and developing an entire computer system for a customer’s particular needs. IT solutions services command a higher hourly billable rate than staffing.

The Company has indicated in its SEC filings that it focuses on various industries or “vertical” markets such as, for example, the healthcare industry or the technology service provider industry. The various industries (verticals) were selected based upon the Company’s assessment that these particular verticals were more likely to have higher growth rates over the long term. For instance, the Company believes that, given the aging population in the US, the healthcare industry in the US will grow faster than the automotive industry. While the Company has customers in many different industry SIC codes, it has directed its sales force to concentrate its marketing efforts on certain verticals as it believes there is a higher potential to sell its IT staffing and IT solutions services to businesses in those industries. As a result, the Company attempts to market all of its IT services to various businesses within the verticals in both North America and Europe. It further augments its sales efforts to those verticals by hiring sales support individuals with a background in those industries.

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 4

When drafting the MD&A section of the Form 10-K or Form 10-Q, the Company attempts to provide the reader with an analysis of its business operations as well as any known trends based on the same information that management uses. The Company only produces a report summarizing its consolidated revenue by its IT staffing and IT solutions offerings. The Company does not produce such revenue reports for each business unit. It does not produce any discrete profit and loss statements for its IT staffing and IT solutions offerings, nor does it produce, nor have the reporting systems or processes in place to produce, any discrete balance sheet or cash flow and related information for its IT staffing and IT solutions offerings. While the Company believes it has one operating segment (IT services), it has provided disclosures in filings with the Commission related to the revenue trends in both its IT staffing and IT solutions (horizontal) offerings. Relative to these horizontal offerings and its vertical markets, the Company’s CODM receives the attached information (see Attachment A). This information is updated and provided to the CODM approximately once per quarter. Within the context of the information, the Company tracks its revenue as a percent of total consolidated revenue for its horizontal offerings, and for each of its identified vertical markets (Healthcare, Technology Service Providers, Financial Services and Energy). However, the Company does not measure the specific amount of IT staffing or IT solutions offering revenue it generates within each identified vertical market.

Accordingly, as per ASC 280-10-50-1, we have determined that we have one operating segment as our IT services is the business activity from which we earn revenues and incur expenses, which has discrete financial information, and whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resource allocations.

Company Response

Identify the North American operating segments

As indicated, the Company respectfully clarifies and submits to the Commission that it has one operating segment, that of providing IT services globally to all of its customers. For internal management purposes only, the Company maintains two business units in its North American operations solely due to the size and span of control of the operations, as it would be impossible for one individual to manage all of our North American operations. These business units are managed by Arthur W. Crumlish, Senior Vice President and General Manager, Strategic Staffing Services, and Michael J. Colson, Senior Vice President, Solutions, and these unit managers each report directly to James

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 5

R. Boldt, the Company’s CEO and chief operating decision maker (CODM). Mr. Crumlish’s business unit is specifically called the “Strategic Staffing Services” unit as it includes, amongst other customers and services, IBM and Lenovo, our two largest customers, both to which we primarily provide IT staffing services. Mr. Crumlish’s business unit also includes a portion of the Company’s IT solutions business. Mr. Colson’s business unit is specifically called “IT Solutions” as it includes, amongst other customers and services including IT staffing services, our healthcare group, which primarily provides IT solutions services to its customers. Irrespective of the titles of these business units, the composition of these units is focused around customer relationships, primarily on a geographic basis. The Company delivers its IT staffing and IT solution services, including all of its offerings, to the customers in both the Strategic Staffing Services and IT Solutions business units, and in certain instances, provides both of these services to the same customer within a business unit. Additionally, at times, the Company has transferred the management responsibilities for customers back and forth between these two units to ensure they are provided with the best possible service during our engagements. While the Company is organized around these two business units in North America, we do not consider them to be operating segments either individually, or in the aggregate.

Provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services for your North American and European operating segments are similar

Similar to our business units in North America, we wish to clarify that we do not consider our European business unit to be an operating segment. The European business unit of the Company is led by Mr. Filip Gydé, Senior Vice President and General Manager, CTG Europe, and is managed separately solely due to the geographic location of the unit. Mr. Gydé reports directly to Mr. Boldt, and the services delivered by the business unit in Europe also solely include both IT staffing and IT solutions services.

Notwithstanding the fact that we have determined that the Company has one operating segment, please note further that CTG provides a range of IT services in North America and Europe to large organizations with complex technology and data processing needs. These organizations operate in a variety of industries and include large technology service providers, health organizations, financial services companies, energy companies, governments, and manufacturers. While the mix of clients and offerings by industry differs in our North American and European business units, the types of customers we support are similar.

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 6

In the markets where we operate in North America and Europe, CTG’s sole business is providing IT services in support of client IT and business operations. Our principal offerings in both geographies include application management outsourcing; IT and business process analysis; IT help desk staffing and management; infrastructure and network support; and software selection, testing, development, implementation, and integration.

The classification, magnitude, and delivery of IT services are dependent on client needs and the level of expertise and support needed to meet client requirements. From a process and deliverables perspective, these do not vary widely by geographic markets.

How you have concluded that your European operating segment unit is expected to have essentially the same future prospects as your North American segments in view of the continuing economic challenges in Europe as disclosed on page 11 of Form 10-K. See ASC 280-10-55-7A-7C

Notwithstanding the fact that we have determined that the Company has one operating segment, please note further that we expect our European business unit to have similar future prospects as our North American business units. While we disclosed in the Risk Factors section on page 11 of our 2012 Form 10-K that economic conditions in the U.S. have stabilized in 2010 to 2012, and that conditions in Europe at that time continued to be challenging, we do believe that the long-term prospects of our business units, whether in North America or Europe, are similar for the following reasons:

•	As we solely provide IT staffing and IT solutions services in each unit, the methods we use to generate sales, recruit employees, and deliver our services to customers are consistent across business units.

•	We currently provide services in our European unit in Belgium, Luxembourg, and the United Kingdom (UK). While economic conditions across Europe have been challenging for several years, the countries in which we operate have been affected to a lesser degree than many of the other countries in the European Union, including such countries as Portugal, Italy, Greece, and Spain.

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 7

•	In 2013, we have seen our revenue growth rates in North America fall as compared with prior years as a portion of the IT services industry has been challenged through regulatory changes in the U.S. During 2011, the president of the United States signed the Budget Control Act of 2011 (BCA), which included a provision for automatically reducing federal government spending if the Joint Select Committee on Deficit Reduction (the “super committee”) failed to produce legislation by late November 2012 that would decrease the U.S. federal deficit by $1.2 trillion over ten years. When the super committee failed to act, another part of the BCA went into effect which directed automatic across-the-board cuts split evenly between defense and domestic spending, beginning on January 2, 2013 (sequestration). One impact of the sequestration, which began on April 1, 2013, was a two percent reduction in Medicare reimbursements to hospitals and health systems. This reduction in Medicare reimbursement has diminished already challenged margins for hospitals and health systems, and caused a pullback on spending for IT and related projects. This decrease in revenue in 2013 is the opposite of the growth we saw in North America in 2011 and 2012.

•	The revenue growth we’ve experienced in Europe in the year-to-date period ended September 27, 2013 compared to the same period in 2012 was 11.9%, while revenue has declined from our North American operations in the same time period by 2.3%. These changes in revenue are the inverse of what we saw for these business units in 2012, indicating that there is not a consistent short-term pattern of growth (or decline) in any of the business units, but rather steady, small increases over a longer period of time.

Accordingly, we believe our business units in both North America and Europe have similar long-term prospects as we only deliver IT services to our customers, we do not deliver services in European countries that have had the highest level of volatility in their recent historical financial results, and that the North American markets we serve are also not immune to regulatory and macroeconomic changes that may impact our business, consistent with the challenges facing our European business unit.

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 8

How you considered your European segment concentration of customers among financial services and European Union ministries as well as the differing European regulatory regimen, to be so similar to your other segment customers in North America as to allow aggregation

Notwithstanding the fact that we have determined that the Company has one operating segment, please note further that we have customers in many different industries in each of our business units. For instance, the Company operates in a number of different vertical markets in all of the business units including technology service providers, healthcare, energy, financial services, U.S. state and European Ministries, and manufacturing. In each of the vertical markets, including financial services and European Union ministries, the nature of the services provided to the clients consist of the same IT staffing and IT solutions services offered to clients in our other vertical markets. Often, the exact same services are provided to customers in different vertical industries, including for instance transitional application maintenance or helpdesk support. The individuals who provide the services to the financial services and European Union ministries’ customers also do not possess unique industry skills as compared to technical staff providing services to our clients in other vertical markets. Accordingly, none of our business units in North American or Europe are unique in that they only serve customers in certain industries, or that the employees providing those services only possess certain skills. Rather, each business unit has a broad base of customers across many industries.

Quantify the financial performance, revenues, and profitability as internally measured/reviewed, of each identified operating segment for the last five years

As we have indicated above, we have determined that the Company has one operating segment. The report that the CODM reviews to determine the allocation of resources within the Company is the “Cities” report. This report is an income statement representing revenue, direct profit and in certain instances, gross profit, compared to budget, forecast and the prior year, organized and providing detail by a geographic or a functional area. In the majority of our operations we manage our client relationships on a local geographic basis, or by “cities.” In situations where it is most effective to service our clients via travelling consultants, whereby he / she travels to a different client location (outside of their home city) each week, or in situations where our employees perform their work remotely for clients from their home offices, the financial results are reported by these functional services rather than by geographic area or by “cities.” The “Cities”

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 9 report currently contains approximately 75 sub-categories of separate locations and / or functional areas which make up the detail financial reporting structure of the Company. This report is approximately 30 pages long when printed. The sub-categories are periodically modified depending on changes in customer relationships and to reflect changes in the management structure of the organization. This report is reviewed in detail and used by the CODM on a monthly basis to determine the allocation of the Company’s resources.

On a quarterly basis, the CODM also reviews a financial report that includes consolidated revenue segregated by our IT solutions and IT staffing offerings as well as services provided to clients within the vertical markets on which the Company focuses (see Attachment A). This report does not include any profitability measurements nor is it used by the CODM for decisions on the allocation of resources. This vertical markets revenue report is based upon the SIC code of the client to which services are provided. The horizontal revenue information, that is a summary of the IT solutions and IT staffing revenue for the entire company, is not the same information as contained in our “Cities” report as described above since each of the three business units include revenue from both IT staffing and IT solutions services. The Company reports its revenues publicly based on the horizontal (IT solutions and IT staffing) and by vertical market served solely due to market/analyst demands. Additionally, while Mr. Boldt receives a summary of the revenue from our IT solutions and IT staffing offerings on a quarterly basis, we do not discretely measure the profit from our IT solutions and IT staffing offerings in any manner at any time, nor do we track any discrete balance sheet and cash flow information for these offerings. We have attached a summary of our IT solutions and IT staffing offering revenue for 2008-2012, as well as our vertical markets, as reported in our Form 10-K (see attachment A).

Please note that the Company also does not report separate balance sheet or cash flow information, nor does it have reporting systems or processes in place to produce such information, for any of its three business units, nor its geographic or functional areas.

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 10

Quantify and describe the relationship and trends between drivers of economic performance, including sales growth and margins, for your operating segments

Notwithstanding the fact that we have determined that the Company has one operating segment, please note further that our business generally tends to move in relation to gross domestic product (GDP) growth in the geographical areas and the markets in which we operate. Between 2000, the year we adopted our current business strategy, and 2012, the compound annual growth rate (CAGR) in revenue for the three lines of business were between zero and 3.8 percent. The Company’s overall CAGR in revenue between 2000 and 2012 was 2.2 percent. Beyond general economic growth or decline, other economic drivers of our financial results (sales growth and margins) include the strength of our customers own business, the length of our customer relationships, the success rate of our sales people, our ability to attract and retain clients and staff, the availability of qualified staff, and competition in a very fragmented marketplace.

Describe how you consider the historical financial performance for each of your operating segments when determining that the economic characteristics of those segments are similar

Notwithstanding the fact that we have determined that the Company has one operating segment, please note further that in general, we consider revenue changes and gross profit margins when considering the historical financial performance of our business units. Often, while the revenue we record increases or decreases and gross profit margins may fluctuate from period to period within our business units, we see similar long-term revenue changes and margins among each of our three business units given that we solely provide IT services to our customers. While one unit’s results may be affected by a certain event, we often see the other units affected by a similar event at a later date. Accordingly, while the results or trends may not be similar in the short-term at all times, we tend to see these differences even out in the long-term.

2.	Please tell us what consideration was given to disclosing the operating segments and the factors supporting aggregation of the operating segments into the company’s single reportable segment. Refer to ASC 280-10-50-21.

Mr. Craig Wilson U.S. Securities and Exchange Commission January 13, 2014 page 11

Company Response

In response to the staff comment, we recognize the need to clarify and add to our future disclosures to include a description of the Company’s existing business units, and indicate that those business units comprise one operating segment for the existing disclosures. We will include the following in our future annual filings on Form 10-K:

The Company operates in one industry segment, providing IT services to its clients. These services are provided through three business units, two in North America, and one in Europe. The services provided in each of these business units include managed and flexible staffing and the planning, design, implementation, and maintenance of comprehensive IT systems. All of the Company’s revenue is generated from these IT services.

CTG’s reportable information is based on geographical areas. The accounting policies of the individual geographical areas are the same as those described in note 1, “Summary of Significant Accounting Policies.”

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt
James R. Boldt
Chairman and Chief Executive Officer

CTG - Attachment A

Total CTG - Vertical Analysis

REVENUE - YTD	December 12 YTD		December 11 YTD		December 10 YTD		December 09 YTD		December 08 YTD
Vertical	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Energy	25,291,817	5.96%	23,957,960	6.05%	23,053,143	6.96%	25,100,947	9.11%	21,801,322	6.17%
Financial	26,149,706	6.16%	26,385,027	6.66%	22,395,302	6.76%	21,383,274	7.76%	30,411,191	8.61%
Healthcare	138,822,226	32.71%	117,206,401	29.58%	89,032,205	26.86%	74,371,457	26.99%	97,366,438	27.57%
Tech Svcs	132,240,556	31.16%	135,914,729	34.30%	118,571,721	35.78%	83,621,955	30.35%	121,410,051	34.37%
Other	101,910,779	24.01%	92,810,808	23.42%	78,354,677	23.64%	71,082,070	25.80%	82,224,117	23.28%

Grand Total	424,415,084	100.00%	396,274,925	100.00%	331,407,048	100.00%	275,559,703	100.00%	353,213,119	100.00%

Total CTG - Horizontal Analysis
REVENUE - YTD	December 12 YTD		December 11 YTD		December 10 YTD		December 09 YTD		December 08 YTD
Vertical	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Solutions	173,568,769	40.90%	147,209,109	37.15%	111,138,225	33.54%	91,699,494	33.28%	110,317,034	31.23%
Staffing	250,846,315	59.10%	249,065,817	62.85%	220,268,823	66.46%	183,860,209	66.72%	242,896,085	68.77%

Grand Total	424,415,084	100.00%	396,274,925	100.00%	331,407,048	100.00%	275,559,703	100.00%	353,213,119	100.00%